January 14, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Sonoran Energy, Inc.

Form RW - Application for Withdrawal

Dear SEC:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Sonoran Energy, Inc., a Washington corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB- 2, File No. 333-120789, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on November 26, 2004.

The Registration Statement was initially filed in order to comply with contractual requirements accorded Cornell Capital Partners, L.P., with respect to their securities received or to be received, in exchange for investment into the company, and to raise additional equity capital for expansion of the business. However, because the Registrant was unable to qualify for certain exemptions necessary to execute its obligations under that contract and is renegotiating such contract, the Registrant is withdrawing its Registration Statement.

The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Statement. Should you have any questions regarding this matter, please do not hesitate to contact Dieterich & Associates, legal counsel to the Registrant, at (310) 312-6888, or the undersigned at 44 (0) 207 016 8801.

Sincerely,

SONORAN ENERGY, INC.

/s/ Peter Rosenthal

Peter Rosenthal, President